                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-66034


          PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED AUGUST 16, 2001)

                                  $237,800,000

                                 [LIBERTY LOGO]

                           LIBERTY MEDIA CORPORATION

                          7 3/4% Senior Notes due 2009

                               ------------------

     We will pay interest on the notes each January 15 and July 15. The first interest payment will be made on July 15, 2002. We may redeem the notes at any time prior to maturity in whole or in part at the make-whole redemption prices described in this prospectus.

     The notes are our senior obligations and rank equally with all of our senior unsecured indebtedness. The notes are being issued and are transferable only in fully registered form, in denominations of $1,000 and integral multiples thereof.

     We are selling to the underwriters the notes at a price of $1,002.68 per $1,000.

     The underwriters propose to offer the notes from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The notes are being issued in book-entry form only and accrue interest from December 3, 2001 to the date of delivery.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          Joint Book-Running Managers

CREDIT SUISSE FIRST BOSTON                                  SALOMON SMITH BARNEY

                                  Co-Managers

JPMORGAN                                                           TD SECURITIES

          The date of this prospectus supplement is December 3, 2001.
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                               TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS...............    i
LIBERTY MEDIA CORPORATION................    1
RECENT DEVELOPMENTS......................    1
RATIO OF EARNINGS TO FIXED CHARGES.......    7
USE OF PROCEEDS..........................    8
DESCRIPTION OF THE NOTES.................    9
CERTAIN UNITED STATES FEDERAL INCOME TAX
  CONSIDERATIONS.........................   10
UNDERWRITING.............................   14
LEGAL MATTERS............................   16
WHERE TO FIND MORE INFORMATION...........   16

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YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH
WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                           FORWARD LOOKING STATEMENTS

     Certain statements made in this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference herein and therein are forward-looking statements. These forward-looking statements are based on expectations and projections about future events. The words, "believe," "anticipate," "intend," "estimate," "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements are subject to risks, uncertainties and assumptions about us and our subsidiaries and business affiliates, including, among other things, the following:

     - general economic and business conditions and industry trends;

     - the continued strength of the industries in which we are involved;

     - uncertainties inherent in our proposed business strategies;

     - our future financial performance, including availability, terms and deployment of capital;

     - availability of qualified personnel;

     - changes in, or our failure or inability to comply with, government regulations and adverse outcomes from regulatory proceedings;

     - changes in the nature of key strategic relationships with partners and business affiliates;

     - rapid technological changes;

     - our inability to obtain regulatory or other necessary approvals of any strategic transactions; and

     - social, political and economic situations in foreign countries where we do business.

     Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date as of which they were made. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We undertake no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of anticipated events.

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                           LIBERTY MEDIA CORPORATION

     We own interests in a broad range of video programming, communications and Internet businesses in the United States, Europe, South America and Asia with some of the most recognized and respected brands. These brands include Encore, STARZ!, Discovery, Fox, USA, QVC, AOL, CNN, TBS, Motorola and Sprint PCS.

     The media, entertainment and communications industries are currently undergoing tremendous changes due in part to the growth of new distribution technologies, led by the Internet and the implementation of digital compression. The growth in distribution technologies has, in turn, created strong demand for an ever increasing array of multimedia products and services. We are working with our subsidiaries and business affiliates to extend their established brands, quality content and networks across multiple distribution platforms to keep them at the forefront of these ongoing changes.

     The following table lists our principal subsidiaries and business affiliates and our direct equity interests or indirect attributed equity interests, based on ownership of capital stock. Our direct or attributed equity interest in a particular company does not necessarily represent our voting interest in that company. Our indirect attributed interest is determined by multiplying our ownership interest in the holder of an equity interest by that equity holder's ownership interest in the listed subsidiary or business affiliate. The ownership percentages are approximate, calculated as of December 3, 2001 and, in the case of convertible securities we hold, assume conversion to common stock by us and, to the extent known by us, other holders. In some cases our interest is subject to buy/sell procedures, rights of first refusal or other obligations.

                                                            ATTRIBUTED
SUBSIDIARY/BUSINESS AFFILIATE                               OWNERSHIP %
-----------------------------                               -----------
Starz Encore Group LLC....................................     100%
Liberty Digital, Inc. ....................................      92%
Discovery Communications, Inc. ...........................      50%
QVC Inc. .................................................      42%
Telewest Communications plc...............................      25%
USA Networks, Inc. .......................................      21%
Sprint PCS Group..........................................      20%
The News Corporation Limited..............................      18%
AOL Time Warner Inc. .....................................       4%
Motorola Inc. ............................................       3%

     Our principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112. Our main telephone number is (720) 875-5400.

                              RECENT DEVELOPMENTS

     On December 3, 2001, we signed an Agreement and Plan of Restructuring and Merger with UnitedGlobalCom, Inc., which we refer to as UGC, certain major stockholders of UGC and New UnitedGlobalCom, Inc., a new company organized for the purpose of the transactions contemplated by the agreement, which we refer to as New UGC. Pursuant to the agreement, we will contribute to New UGC, prior to the merger described in the following sentence, all of UGC's Class B common stock held indirectly by us, as well as shares of UGC's Class A common stock held by us, in exchange for newly issued shares of New UGC's common stock. Immediately after these contributions and contributions to New UGC by certain other stockholders of UGC, New UGC will acquire substantially all of the currently outstanding common shares of UGC by merger of a subsidiary of New UGC with and into UGC. As a result of the merger, New UGC will become a publicly traded company. Immediately following the merger, we will contribute to New UGC $200 million in cash, our interest in notes issued by Belmarken

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Holding B.V., an indirect subsidiary of UGC, and debt securities issued by
United Pan-Europe Communications N.V., an indirect subsidiary of UGC which we refer to as UPC, in exchange for additional shares of New UGC's common stock. After the completion of all the transactions contemplated by the agreement, we will own approximately 76% of New UGC's outstanding equity and, upon the occurrence of prescribed events relating to the outstanding indebtedness of UGC and certain of its subsidiaries, a controlling voting interest in New UGC. Our ability to exercise control over New UGC, however, will be restricted by voting and standstill agreements among our company, the other major stockholders of UGC and New UGC and, until the occurrence of these prescribed events, provisions of New UGC's charter documents. Pursuant to these agreements and New UGC's charter documents, we will be entitled to nominate four members to New UGC's twelve member board of directors. In connection with the execution of the agreement, we purchased approximately 12 million shares of UGC Class A common stock for approximately $20 million.

     On May 2, 2001, pursuant to our September 27, 2000 letter agreement with News Corp., News Corp. acquired Liberty UVSG, Inc., our subsidiary that held 70,704,586 shares of common stock of Gemstar-TV Guide International, Inc., in exchange for 121,463,409 American Depository Shares representing preferred limited voting ordinary shares of News Corp. In connection with the acquisition, we assigned certain of our rights under the stockholders agreement we entered into with News Corp., Gemstar-TV Guide and Henry C. Yuen (Chief Executive Officer of Gemstar-TV Guide) to News Corp. and persons designated by News Corp. replaced our designees on the board of Gemstar-TV Guide.

     The September 27, 2000 letter agreement with News Corp. also contemplated that, subject to the closing of an initial public offering of common stock of Sky Global Networks, Inc., a subsidiary of News Corp., with gross proceeds of at least $1 billion, Sky Global Networks would acquire Liberty TVGIA, Inc., our subsidiary that holds 16,761,150 shares of common stock of Gemstar-TV Guide, and certain of our other DTH assets in exchange for shares of Class A common stock of Sky Global Networks representing 4.76% of Sky Global Networks common equity, subject to applicable closing adjustments (the transactions described in this sentence, we refer to as the SGN/DTH Transactions). If the Sky Global Networks public offering failed to occur by November 27, 2001, neither we nor News Corp. would be under any obligation to effect the SGN/DTH Transactions, and in lieu of such transactions, we would effect a transaction with News Corp. pursuant to which News Corp. would acquire Liberty TVGIA for a number of News Corp. ADSs equal to 1.7179 News Corp. ADSs for each share of Gemstar-TV Guide common stock held by Liberty TVGIA.

     The initial public offering of Sky Global Networks' common stock did not occur by the November 27, 2001 date specified in the letter agreement. As a result, we and News Corp. entered into an Agreement and Plan of Merger, dated as of November 27, 2001, pursuant to which, on December 3, 2001, a subsidiary of News Corp. acquired Liberty TVGIA, which owns 16,761,150 shares of Gemstar-TV Guide common stock, in exchange for 1.7179 News Corp. ADSs for each share of Gemstar-TV Guide common stock owned by Liberty TVGIA, or an aggregate of 28,793,980 News Corp. ADSs, representing an aggregate of 115,175,920 preferred limited voting ordinary shares of News Corp.

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     Pursuant to a Parents' Agreement, dated July 15, 1999, we and News Corp.
agreed that during the 60 day period beginning on July 15, 2001, we would have the right to cause News Corp. to acquire, and News Corp. would have the right to cause us to sell to News Corp., all of our 50% interest in the joint venture known as International Sports Programming LLC. International Sports, through a number of controlled subsidiaries, acquires and distributes (under contracts with owners of cable and DTH systems) international sports and sports-related programming and operates certain international sports programming channels in various countries. We exercised the put/call right described above on July 16, 2001. The transfer was completed on December 3, 2001 through a merger of Liberty Newco International, Inc., a subsidiary of Liberty that indirectly owns the 50% interest in International Sports, with and into a subsidiary of News Corp. In exchange for the sale of our 50% interest in International Sports, we received 3,673,183 ADSs, representing a total of 14,692,732 preferred limited voting ordinary shares of News Corp.

     As a result of the foregoing transactions, our interest in News Corp. has increased to approximately 18%, at the date hereof.

     The following information replaces the discussion of "Regulatory Matters" found in Item 1 "Business" of our Annual Report on Form 10-K for the year ended December 31, 2000.

REGULATORY MATTERS

  DOMESTIC PROGRAMMING

     In the United States, the FCC regulates the providers of satellite communications services and facilities for the transmission of programming services, the cable television systems that carry such services, and, to some extent, the availability of the programming services themselves through its regulation of program licensing. Cable television systems in the United States are also regulated by municipalities or other state and local government authorities. Cable television systems are currently subject to rate regulation by the FCC and state and local authorities as appropriate under FCC regulations on the provision of basic service, and continued rate regulation or other franchise conditions could place downward pressure on the fees cable television companies are willing or able to pay for programming services in which we have interests and regulatory carriage requirements could adversely affect the number of channels available to carry the programming services in which we have an interest.

     Regulation of Program Licensing. The Cable Television Consumer Protection and Competition Act of 1992, which we refer to as the 1992 Cable Act, directed the FCC to promulgate regulations regarding the sale and acquisition of cable programming between multi-channel video programming distributors (including cable operators) and satellite-delivered programming services in which a cable operator has an attributable interest. The statute and the implementing regulations adopted by the FCC preclude virtually all exclusive programming contracts between cable operators and satellite programmers affiliated with any cable operator (unless the FCC first determines the contract serves the public interest) and generally prohibit a cable operator that has an attributable interest in a satellite programmer from improperly influencing the terms and conditions of sale to unaffiliated multi-channel video programming distributors. The FCC has issued a notice of proposed rulemaking to determine whether to extend the prohibition on exclusive contracts. Absent such extension, the prohibition will expire on October 5, 2002. Further, the 1992 Cable Act requires that such affiliated programmers make their programming services available to cable operators and competing multi-channel video programming distributors such as multi-channel multi-point distribution systems and direct broadcast satellite distributors on terms and conditions that do not unfairly discriminate among distributors. The Telecommunications Act of 1996 has extended these rules to programming services in which telephone companies and other common carriers have attributable ownership interests. The FCC revised its program licensing rules, by implementing a damages remedy in situations where the programmer knowingly violates the regulations and by establishing a timeline for the resolution of such complaints, among other things.

     Regulation of Carriage of Programming. Under the 1992 Cable Act, the FCC has adopted regulations prohibiting cable operators and other multichannel video programming distributors from

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requiring a financial interest in a programming service as a condition to carriage of such service, coercing exclusive rights in a programming service or favoring affiliated programmers so as to restrain unreasonably the ability of unaffiliated programmers to compete.

     Regulation of Ownership. The 1992 Cable Act required the FCC, among other things, (a) to prescribe rules and regulations establishing reasonable limits on the number of channels on a cable system that will be allowed to carry programming in which the owner of such cable system has an attributable interest and (b) to consider the necessity and appropriateness of imposing limitations on the degree to which multi-channel video programming distributors (including cable operators) may engage in the creation or production of video programming. In 1993, the FCC adopted regulations limiting carriage by a cable operator of national programming services in which that operator holds an attributable interest to 40% of the first 75 activated channels on each of the cable operator's systems. The rules provided for the use of two additional channels or a 45% limit, whichever is greater, provided that the additional channels carried minority-controlled programming services. The regulations also grandfathered existing carriage arrangements that exceeded the channel limits, but required new channel capacity to be devoted to unaffiliated programming services until the system achieved compliance with the regulations. These channel occupancy limits applied only up to 75 activated channels on the cable system and did not apply to local or regional programming services. However, on March 2, 2001, the U.S. Court of Appeals for the District of Columbia Circuit found that the FCC had failed to justify adequately the channel occupancy limit, reversed the FCC's decision and remanded the rule to the FCC for further consideration. The FCC has issued a further notice of proposed rulemaking regarding the channel occupancy rules. These or other rules, if adopted by the FCC upon remand with record support, may limit carriage of the programming companies in which we have interests on certain systems of affiliated cable operators. In the original rulemaking, the FCC had concluded that additional restrictions on the ability of multi-channel distributors to engage in the creation or production of video programming were then unwarranted.

     In its March 2 decision, the Court of Appeals also reversed the FCC's rule imposing a thirty percent horizontal limit on the number of subscribers served by the systems in which a multiple system operator can have an attributable ownership interest.

     The FCC's rules also generally prohibit common ownership of a cable system and broadcast television stations or multichannel multi-point distribution systems, which we refer to as MMDS, with overlapping service areas. In August 1999, the FCC revised the attribution standards, which are used to implement these ownership rules, and adopted new attribution standards based upon a combination of equity, debt and other indicia of influence. On December 14, 2000, the FCC adopted revised attribution standards. The new attribution criteria could limit our ability to engage in certain transactions involving broadcast stations and MMDS systems. The ownership attribution standards used to enforce other rules, including the horizontal cable system ownership, channel occupancy limits, program access and program carriage rules, also were revised in October 1999. The Court of Appeals reversed these revised standards, in part, in its March 2 decision. The FCC is reviewing the horizontal ownership limitation and ownership attribution rules in its current further notice of proposed rulemaking.

     Regulation of Carriage of Broadcast Stations. The 1992 Cable Act granted broadcasters a choice of must carry rights or retransmission consent rights. The rules adopted by the FCC generally provided for mandatory carriage by cable systems of all local full-power commercial television broadcast signals selecting must carry rights and, depending on a cable system's channel capacity, non-commercial television broadcast signals. Such statutorily mandated carriage of broadcast stations coupled with the provisions of the Cable Communications Policy Act of 1984, which require cable television systems with 36 or more "activated" channels to reserve a percentage of such channels for commercial use by unaffiliated third parties and permit franchise authorities to require the cable operator to provide channel capacity, equipment and facilities for public, educational and government access channels, could adversely affect some or substantially all of the programming companies in which we have interests by limiting the carriage of such services in cable systems with limited channel capacity. On January 18, 2001, the FCC adopted rules relating to the cable carriage of digital television signals. Among other things, the rules clarify that a digital-only television station can assert a right to analog or digital carriage on a cable system. The FCC
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initiated a further proceeding to determine whether television stations may assert rights to carriage of both analog and digital signals during the transition to digital television The imposition of such additional must carry regulation, in conjunction with the current limited cable system channel capacity, would make it likely that cable operators will be forced to drop cable programming services, which may have an adverse impact on the programming companies in which we have interests.

     Closed Captioning and Video Description Regulation. The Telecommunications Act of 1996 also required the FCC to establish rules and an implementation schedule to ensure that video programming is fully accessible to the hearing impaired through closed captioning. The rules adopted by the FCC will require substantial closed captioning over an eight to ten year phase-in period with only limited exemptions. As a result, the programming companies in which we have interests are expected to incur significant additional costs for closed captioning. In July 2000, the FCC also adopted rules requiring certain broadcasters and the largest national video programming services to begin to provide audio descriptions of video events for the visually impaired on the secondary audio program in 2002.

     Copyright Regulation. Satellite carriers, such as Gemstar-TV Guide's UVTV division, retransmit the broadcast signals of "superstations," such as KWGN and WGN, and of network stations to home satellite dish owners for private home viewing under statutory license pursuant to the Satellite Home Viewer Act of 1994, which we refer to as the SHV Act. The Intellectual Property and Communications Omnibus Reform Act of 1999, which we refer to as IPCORA, enacted into law in November 1999, extends the SHV Act license until December 31, 2004. Under the SHV Act, satellite carriers previously paid a monthly fee of 27 cents per subscriber for the secondary transmission of distant superstations and distant network stations. However, IPCORA has decreased the royalty fee for distant superstations by 30% and distant network stations by 45%. To the extent that satellite carriers transmit superstation or network station signals to cable operators, such cable operators pay the copyright fee under the separate compulsory license. Satellite carriers may only distribute the signals of network broadcast stations, as distinguished from superstations, to "unserved households" that are outside the Grade B contours of a station affiliated with such network. In October 2000, the FCC adopted rules that subject superstations and distant network stations delivered by satellite directly to dish owners to new program exclusivity rules (similar to those imposed on cable operators), including syndicated exclusivity, network nonduplication and sports blackout rules. The FCC also adopted rules in May 2000 establishing signal strength measurement and subscriber eligibility standards. The statute provides a copyright liability moratorium for all satellite carriers distributing distant network signals to existing (as of October 31, 1999) and recently terminated (after July 1, 1998) subscribers who are within Grade B contours of local network affiliates. Moreover, the entire C-band satellite industry is exempt from all restrictions on delivering distant network signals to subscribers who received C-band service before October 31, 1999. IPCORA and rulemakings, exemptions, and regulatory requirements adopted under it will substantially impact the C-band and DBS industry, potentially affecting the economics of uplinking and distributing distant network stations and superstations to dish owners. A subsidiary of Gemstar-TV Guide entered into an agreement with the National Association of Broadcasters, the ABC, CBS, FOX and NBC networks, their affiliate associations, and several hundred broadcast stations to identify by zip code those geographic areas which are "unserved" by network affiliated stations in May 1998. With the passage of IPCORA, that subsidiary opted to discontinue that agreement, and the parties resolved their dispute over such termination in June 2000.

     Satellites and Uplink. In general, authorization from the FCC must be obtained for the construction and operation of a communications satellite. The FCC authorizes utilization of satellite orbital slots assigned to the United States by the World Administrative Radio Conference. Such slots are finite in number, thus limiting the number of carriers that can provide satellite transponders and the number of transponders available for transmission of programming services. At present, however, there are numerous competing satellite service providers that make transponders available for video services to the cable industry.

     Interactive Television. On January 18, 2001, the FCC released a Notice of Inquiry regarding interactive television services over cable television. The FCC sought comment on, among other things, an appropriate definition of interactive television services, whether access to a high speed connection is
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necessary to realize interactive television capabilities, and whether a nondiscrimination rule is necessary and/or appropriate. The outcome of this proceeding and any rules ultimately adopted by the FCC could affect carriage of our contemplated interactive television services and the implementation of our access agreement with AT&T.

  DOMESTIC TELEPHONY

     The FCC regulates the licensing, construction, operation, acquisition, resale and interconnection arrangements of domestic wireless telecommunications systems. The activities of wireless service providers, such as the Sprint PCS Group of Sprint Corporation, are subject to regulation in varying degrees, depending on the jurisdiction, by state and local regulatory agencies as well. The FCC, in conjunction with the U.S. Federal Aviation Administration, also regulates tower marking and lighting, and FCC environmental rules may cause certain PCS network facilities to become subject to regulation under the National Environmental Policy Act and the National Historic Preservation Act.

     We also hold interests in various entities that provide domestic interstate and intrastate telephony services, including competitive local exchange, exchange access and interexchange services. Interstate telephone services are regulated at the federal level pursuant to the Communications Act and the rules of the FCC. The FCC also regulates aspects of the equipment used in telephony services, which affect telephony equipment suppliers in which we own interests. Intrastate telephone services are regulated in varying degrees by the public utility commissions of the respective states.

  INTERNATIONAL CABLE, TELEPHONY AND PROGRAMMING

     Some of the foreign countries in which we have, or propose to make, an investment regulate, in varying degrees, (1) the granting of cable and telephony franchises, the construction of cable and telephony systems and the operations of cable, other multi-channel television operators and telephony operators and service providers, as well as the acquisition of, and foreign investments in, such operators and service providers, and (2) the distribution and content of programming and Internet services and foreign investment in programming companies. Regulations or laws may cover wireline and wireless telephony, satellite and cable communications and Internet services, among others. Regulations or laws that exist at the time we make an investment in a foreign subsidiary or business affiliate may thereafter change, and there can be no assurance that material and adverse changes in the regulation of the services provided by our subsidiaries and business affiliates will not occur in the future. Regulation can take the form of price controls, service requirements and programming and other content restrictions, among others. Moreover, some countries do not issue exclusive licenses to provide multi-channel television services within a geographic area, and in those instances we may be adversely affected by an overbuild by one or more competing cable operators. In certain countries where multi-channel television is less developed, there is minimal regulation of cable television, and, hence, the protections of the cable operator's investment available in the United States and other countries (such as rights to renewal of franchises and utility pole attachment) may not be available in these countries. Foreign regulation, and changes in foreign regulation, could have an adverse effect on our business and the value of our investments.

  INTERNET SERVICES

     The Internet companies in which we have interests are subject, both directly and indirectly, to various laws and governmental regulations relating to their respective businesses. There are currently few laws or regulations directly applicable to access to or commerce on commercial online services or the Internet. For example, the Digital Millennium Copyright Act, enacted into law in 1998, protects certain qualifying online service providers from copyright infringement liability, the Internet Tax Freedom Act, also enacted in 1998 and extended through November 1, 2003 by recently enacted legislation, placed a moratorium on new state and local taxes on Internet access and commerce, and under the Communications Decency Act, an Internet service provider will not be treated as the publisher or speaker of any information provided by another information content provider. However, due to the increasing popularity and use of commercial online services and the Internet, it is possible that a number of laws and regulations may be adopted with
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respect to commercial online services and the Internet. Other Internet-related laws and regulations may cover issues such as user privacy, defamatory speech, copyright infringement, pricing and characteristics and quality of products and services. The adoption of such laws or regulations in the future may slow the growth of commercial online services and the Internet, which could in turn cause a decline in the demand for the services and products of the Internet companies in which we have interests and increase such companies' costs of doing business or otherwise have an adverse effect on their businesses, operating results and financial conditions. Moreover, the applicability to commercial online services and the Internet of existing laws governing issues such as property ownership, libel, personal privacy and taxation is uncertain and could expose these companies to substantial liability.

  BROADCASTERS

     We also have nonattributable minority ownership interests in group owners of broadcast television and radio stations. The FCC extensively regulates the ownership and operation of such stations through a variety of rules. Among other things, FCC regulations: (1) limit the number of television stations in which a person may hold an attributable interest both locally and nationally; (2) limit the common ownership of television and radio stations in a particular market; and (3) prohibit the common ownership of a broadcast station and a daily newspaper published in, or a cable system operating in, a community over which that station places a broadcast signal of certain strength.

  CHANGES IN REGULATION

     The regulation of programming services, cable television systems, satellite carriers, telephony providers, the Internet and television stations is subject to the political process and has been in constant flux over the past decade. Further material changes in the law and regulatory requirements must be anticipated and there can be no assurance that our business will not be adversely affected by future legislation, new regulation or deregulation or by court decisions.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges of Liberty was 11.95, 11.03, 2.06 and 21.36 for the years ended December 31, 2000, 1998, 1997 and 1996, respectively, and 5.12 for the two months ended February 28, 1999 and 19.57 for the nine months ended September 30, 2000. The ratio of earnings to fixed charges of Liberty was less than 1.00 for the ten month period ended December 31, 1999 and the nine month period ended September 30, 2001; thus, earnings available for fixed charges were inadequate to cover fixed charges for such periods. The amount of coverage deficiency for the ten month period ended December 31, 1999 was $2,981 million and for the nine month period ended September 30, 2001 was $4,238 million. For the ratio calculations, earnings available for fixed charges consists of earnings (losses) before income taxes plus fixed charges, distributions from and losses of less than 50%-owned affiliates with debt not guaranteed by Liberty (net of earnings not distributed of less than 50%-owned affiliates) and minority interests in earnings (losses) of consolidated subsidiaries. Fixed charges consist of:

     - interest on debt, including interest related to debt guaranteed by Liberty of less than 50%-owned affiliates where the investment in such affiliates results in the recognition of a loss,

     - Liberty's proportionate share of interest of 50%-owned affiliates,

     - that portion of rental expense Liberty believes to be representative of interest (one-third of rental expense), and

     - amortization of debt expense.

     Liberty has guaranteed the debt of certain less than 50%-owned affiliates and certain unaffiliated entities in which it has an interest. No fixed charges relating to such guarantees for the years ended December 31, 2000, 1998, 1997, 1996 and for the two months ended February 28, 1999 and for the ten months ended December 31, 1999 and for the six months ended June 30, 2001 and 2000 have been

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included in fixed charges because the investment in such entities does not result in the recognition of a loss and it is not probable that Liberty will be required to honor the guarantee.

                                USE OF PROCEEDS

     We have received approximately $238.3 million in net proceeds from the sale of the notes, after deducting transaction fees and offering expenses. We expect to use these net proceeds for general corporate purposes.

     Our sale of the notes is being effected in connection with a transaction pursuant to which the underwriters or their affiliates were paid approximately $241.3 million by UGC in settlement of a make-whole obligation that UGC had to them. That obligation arose in connection with distribution rights granted to the underwriters or their affiliates at the time of an earlier sale by UGC to those underwriters or their affiliates, on April 29, 1999, of UGC's 10 7/8% senior discount notes due 2009 in the aggregate principal amount at maturity of $355 million. Simultaneously with the settlement of the make-whole, UGC repurchased those notes for $20 million with cash proceeds from the purchase by us from UGC of shares of UGC Class A common stock.

     UGC obtained the funds to satisfy its make-whole obligation from the payment by us of an aggregate of approximately $241.3 million in respect of two loans that had been extended to us by UGC in December 2000. Both loans had an interest rate of 8% per annum and were payable upon the closing of the transaction with UGC described under "Recent Developments." We used the proceeds from one loan, in the original principal amount of $200 million, to purchase shares of preferred stock of UPC. That loan has been repaid in full, together with accrued interest, in the amount of approximately $215.7 million. We used the proceeds from another loan, in the original principal amount of approximately $42.4 million, to repay an obligation we owed to the creditors of one of our affiliates. We repaid all of the accrued interest on that loan in the amount of approximately $3.2 million and a portion of the outstanding principal thereof in the amount of approximately $22.4 million. The current principal amount of that loan is now approximately $20 million.

                            DESCRIPTION OF THE NOTES

     The following terms of the notes supplement the description of senior debt securities included in the accompanying prospectus under the heading "Description of Our Debt Securities."

     The notes are being issued under an indenture, dated as of July 9, 1999, between Liberty, as issuer, and The Bank of New York, as trustee, as supplemented by an eighth supplemental indenture, dated as of December 3, 2001, between Liberty and the trustee. The notes are a series of "senior debt securities," as described in the accompanying prospectus. Reference is made to the accompanying prospectus for a detailed summary of additional terms and provisions of the notes and the indenture. Capitalized terms not defined in this prospectus supplement have the meanings ascribed to them in the accompanying prospectus and in the indenture.

     The notes will be limited to $237,800,000 aggregate principal amount. The notes mature on July 15, 2009. The notes bear interest at the rate per annum of 7 3/4% from December 3, 2001, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on January 15 and July 15 of each year, beginning July 15, 2002. Interest is paid to the person in whose name the note is registered at the close of business on January 1 and July 1, as applicable. The notes are not entitled to any sinking fund.

     The notes are redeemable, as a whole or in part, at our option, at any time or from time to time, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the notes. The redemption prices will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) discontinued, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined below) and 30 basis points. In the case of each of clause (1) and (2), accrued interest will be payable to the redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding such redemption date assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third day preceding such redemption date.

     "Reference Treasury Dealer" means each of Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. and their respective successors. If any of the foregoing shall cease to be a primary U.S. Government securities dealer (a primary treasury dealer), we shall substitute another nationally recognized investment banking firm that is a primary treasury dealer.

     "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of principal and interest on such security that would be due after the related redemption date but for such redemption.

     On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date. If less than all of the notes of any series are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate.

     The notes are being issued in book-entry form in minimum denominations of $1,000 and integral multiples thereof and are represented by one global note in fully registered form, registered in the name of the depositary or its nominee. The notes are "book-entry debt securities" as described in the accompanying prospectus under the heading "Description of Our Debt Securities -- Form, Term and Denomination."

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), the applicable Treasury Regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. Except as specifically provided below, the discussion below under the heading "U.S. Holders" is limited to the U.S. federal income tax consequences relevant to a holder of a note who or which is (1) an individual who is a citizen or resident of the United States, (2) a corporation or partnership created or organized under the laws of the United States, or any state thereof (including the District of Columbia) (other than a partnership that is not treated as a U.S. person under applicable Treasury Regulations), (3) an estate whose income is includable in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (each a "U.S. Holder"). As used herein, the term "Non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder. This discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the U.S. federal income tax consequences to certain types of holders subject to special treatment under the U.S. federal income tax laws (for example, financial institutions, insurance companies, dealers in securities, tax-exempt organizations, or taxpayers holding the notes as part of a "straddle," "hedge" or "conversion transaction"). Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     Except as otherwise indicated below, this discussion assumes that the notes are held as capital assets (as defined in Section 1221 of the Code) by the holders thereof. This discussion is limited to the U.S. federal income tax consequences to holders acquiring notes for cash. Liberty will treat the notes as indebtedness for U.S. federal income tax purposes, and the balance of the discussion is based on the assumption that such treatment will be respected.

     Prospective holders are urged to consult their own tax advisors regarding the federal, state, local and other tax considerations of the acquisition, ownership and disposition of the notes.

U.S. HOLDERS

     Stated Interest on the Notes. The stated interest on the notes will be included in income by a U.S. Holder in accordance with such U.S. Holder's usual method of accounting.

     Original Issue Discount. It is anticipated that the notes will be issued with no original issue discount ("OID") or with less than a de minimis amount (generally 1/4 of 1% of the notes' stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date) of OID. The "stated redemption price at maturity" of the notes will equal the stated principal amount thereof.

Generally, de minimis OID is includable in income as stated principal payments are made and will be treated as gain recognized on retirement of the notes. Any gain attributable to de minimis OID that is recognized on the sale or exchange of a note is generally treated as capital gain.

     It is possible that the "issue price" of the notes will be an amount which causes the notes to be issued for more than a de minimis amount of OID. The "issue price" of the notes will be equal to the first price at which a substantial amount of the notes is sold (other than to the underwriters or persons acting in a similar capacity). In such case the notes will be "original issue discount notes." Holders of original issue discount notes generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Code and certain Treasury Regulations. Holders of such notes should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for United States federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

     In general, each holder of an original issue discount note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the "daily portions" of OID on that note for all days during the taxable year on which the holder owns the note. The daily portions of OID on an original discount note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. In the case of an initial holder, the amount of OID on an original issue discount note allocable to each accrual period is determined by (i) multiplying the "adjusted issue price" (as defined below) of the note by the yield to maturity of the note (as adjusted for the length of the accrual period) and (ii) subtracting from that product the amount of stated interest allocable to that accrual period.

     The "adjusted issue price" of an original issue discount note at the beginning of any accrual period will generally be the sum of its issue price and the amount of OID allocable to all prior accrual periods. As discussed above, in order to determine the amount of OID allocable to an accrual period, the adjusted issue price of an original issue discount note will be multiplied by the note's yields to maturity (as adjusted for the length of the accrual period). As a result of this "constant yield" method of including OID into income, the amounts so includible in income by a holder, in respect of an original issue discount note, are generally lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

     A subsequent holder of an original issue discount note that does not purchase the note at a cost which exceeds its stated redemption price at maturity, also generally will be required to include in gross income the daily portions of OID, calculated as described above. However, if the subsequent holder acquires the original issue discount note at a lower yield to maturity than the yield of the note for OID purposes with respect to the initial holder of the note, the subsequent holder may reduce its periodic inclusions of OID income to reflect the lower yield to maturity of the note (an "acquisition premium adjustment").

     Amortizable Bond Premium on Notes. If a U.S. Holder's basis in the notes exceeds the sum of all amounts payable on the bond after the acquisition date (other than payments of qualified stated interest, which includes interest stated on the notes), such excess will be deductible by the holder of the notes as amortizable bond premium over the term of the notes on a constant yield basis, if an election by the holder under Section 171 of the Code is made or is already in effect. An election under Section 171 of the Code is available only if the notes are held as capital assets. This election is revocable only with the consent of the Internal Revenue Service and applies to all obligations (i.e., to which an election under Section 171 of the Code could be made) held by the holder during or after the taxable year for which the election is made. To the extent the excess is deducted as amortizable bond premium, the holder's adjusted tax basis in the notes will be reduced. The amortizable bond premium will be treated as an offset to interest income on the notes rather than as a separate deduction item.

     Market Discount on Notes. Generally, the market discount rules discussed below will not apply to a U.S. Holder who acquired a note when it was originally issued. These rules would apply, however, to an original holder whose tax basis in a note is less than such note's "issue price."

     Gain recognized on the disposition by a U.S. Holder of a note that has accrued market discount will be treated as ordinary income, and not capital gain, to the extent of the accrued market discount, provided that the amount of market discount exceeds a statutorily defined de minimis amount. "Market discount" is defined as the excess, if any, of the stated redemption price at maturity of the note over the tax basis of the note in the hands of the holder immediately after its acquisition. In the case of an original issue discount note, the stated redemption price at maturity will be deemed to be the original "issue price" of the note increased by accrued OID on such note.

     Unless the U.S. Holder elects otherwise, the accrued market discount would be the amount calculated by multiplying the market discount by a fraction, the numerator of which is the number of days the obligation has been held by the U.S. Holder and the denominator of which is the number of days after the U.S. Holder's acquisition of the obligation up to and including its maturity date.

     A U.S. Holder of a note acquired at a market discount also may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to carry such note until it is disposed of in a taxable transaction. Moreover, to the extent of any accrued market discount on such notes, any partial principal payment with respect to such notes will be includable as ordinary income upon receipt. Also, with respect to certain otherwise non-taxable transfers (such as gifts) a U.S. Holder will be deemed to realize the fair market value of the note, and will recognize as income any accrued market discount on such note.

     A U.S. Holder of a note acquired at market discount may elect to include the market discount in income as it accrues (on either a straight-line or constant yield to maturity basis). This election would apply to all market discount obligations acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. The election may be revoked only with the consent of the Internal Revenue Service. If a holder of a note so elects to include market discount in income currently, the above-discussed rules with respect to ordinary income recognition resulting from sales and certain other disposition transactions and to deferral of interest deductions would not apply.

     Election to Apply OID Principles. A U.S. Holder may generally, upon election, include in income all interest (including stated interest, OID, de minimis OID, acquisition discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a note by using the constant yield method applicable to OID obligations, subject to certain limitations and exceptions. The election is to be made for the taxable year in which the U.S. Holder acquired such note, and may not be revoked without the consent of the Internal Revenue Service. If such election to apply the constant yield method is made with respect to a bond that bears market discount, the electing holder will be treated as having made the election described above to include market discount in income currently.

     Tax Basis. A U.S. Holder's initial tax basis in a note will be equal to the purchase price paid by such holder for such note.

     A U.S. Holder's tax basis in a note will be increased by the amount of accrued market discount, if any, which the U.S. Holder elected to include in gross income on an annual basis and decreased by the amortizable bond premium, if any, which the U.S. Holder has elected to offset against interest income.

     In addition, a U.S. Holder's tax basis in an original issue discount note will be increased by any accrued OID on such note and decreased by any acquisition adjustment made to the note.

     Sale or Other Disposition. Unless a non-recognition provision applies, the sale, exchange or other disposition of notes will be a taxable event for U.S. federal income tax purposes. In such event, a U.S. Holder will recognize gain or loss equal to the difference between (1) the amount of cash plus the fair market value of any property received upon such sale, exchange or other taxable disposition (except to the extent that amounts received are attributable to accrued but unpaid interest, which portion of the consideration would be subject to tax as ordinary income if the interest was not previously includible in income) and (2) the holder's adjusted tax basis therein. Subject to the discussion above under the caption

"-- Market Discount on Notes," such gain or loss will be capital gain or loss, and will generally be long-term gain or loss if a U.S. Holder held the notes for more than one year.

     Backup Withholding and Information Reporting. Under the Code, U.S. Holders of notes may be subject, under certain circumstances, to information reporting and "backup withholding" with respect to cash payments in respect of principal, interest, OID and the gross proceeds from dispositions thereof. Backup withholding applies only if the U.S. Holder (1) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after a request therefor, (2) furnishes an incorrect TIN, (3) fails to report properly interest or dividends, or (4) fails, under certain circumstances, to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number, that it is not subject to backup withholding and that it is a U.S. person. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit (and may entitle such holder to a refund) against such U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. Holders of notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

     Liberty will furnish annually to the Internal Revenue Service and to record holders of the notes (to whom it is required to furnish such information) information relating to the amount of interest.

     THE FOREGOING DISCUSSION IS BASED ON THE PROVISIONS OF THE CODE, REGULATIONS, RULINGS AND JUDICIAL DECISIONS NOW IN EFFECT, ALL OF WHICH ARE SUBJECT TO CHANGE. ANY SUCH CHANGES MAY BE APPLIED RETROACTIVELY IN A MANNER THAT COULD ADVERSELY AFFECT U.S. HOLDERS OF NOTES. EACH PURCHASER OF ANY OF THE NOTES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO IT, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

NON-U.S. HOLDERS

     The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder of a note.

     For purposes of the following discussion, interest and gain on the sale, exchange or other disposition of a note will be considered to be "U.S. trade or business income" if such income or gain is (1) effectively connected with the conduct of a U.S. trade or business or (2) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

     Stated Interest and OID on Notes. Generally any interest or OID paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. federal income tax if the interest or OID qualifies as "portfolio interest." Generally, interest and OID on the notes will qualify as portfolio interest if (1) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of Liberty and (2) such holder is not a "controlled foreign corporation" with respect to which Liberty is a "related person" within the meaning of the Code, and (3) either the beneficial owner, under penalties of perjury, certifies that the beneficial owner is not a U.S. person and such certificate provides the beneficial owner's name and address, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the notes certifies, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner, and (4) the Non-U.S. Holder is not a bank receiving interest on the extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business.

     The gross amount of payments to a Non-U.S. Holder of interest or OID that do not qualify for the portfolio interest exception and that are not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be subject to tax on a net basis at regular U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if a recipient is a qualified resident of certain countries with which the United States has an income tax treaty. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form W-8BEN or W-8ECI (or such successor forms as the Internal Revenue Service designates), as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required in certain instances to obtain a U.S. taxpayer identification number and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country.

     Sale or Exchange of Notes. A Non-U.S. Holder will generally not be subject to U.S. federal income tax recognized on a sale or other disposition of a note unless (1) the gain is U.S. trade or business income; (2) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds such note as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met; or (3) the Non-U.S. Holder is subject to the special rules applicable to former citizens and residents of the United States.

     Federal Estate Tax. If interest on the note is exempt from withholding of U.S. federal income tax as portfolio interest described above at the time of the holder's death, the notes will not be included in the estate of a deceased Non-U.S. Holder for U.S. federal estate tax purposes.

     Information Reporting and Backup Withholding. Backup withholding will not apply to payments made by us or a paying agent on the notes to a Non-U.S. Holder if such Holder certifies under penalties of perjury as to its non-U.S. status or otherwise establishes an exemption, provided that we or such paying agent, as the case may be, do not have actual knowledge and do not have reason to know that the payee is a United States person.

     Non-U.S. Holders of the notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated December 3, 2001, we are selling to the underwriters named below the following respective principal amounts of the notes:

                        UNDERWRITER                            PRINCIPAL AMOUNT
                        -----------                            ----------------
Credit Suisse First Boston Corporation......................     $118,900,000
Salomon Smith Barney Inc....................................       39,634,000
J.P. Morgan Securities Inc..................................       39,633,000
TD Securities (USA) Inc.....................................       39,633,000
                                                                 ------------
     Total..................................................     $237,800,000
                                                                 ============

     The underwriters will offer the notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of both methods of sale, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriters may do so by selling the notes to or through broker/dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriters and/or the purchasers of the notes for whom they may act as agents. In connection with the sale of the notes, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts, and the underwriters may also receive commissions from the purchasers of the notes for whom they may act as agents. The underwriters and any broker/dealers that participate with the underwriters in the distribution of the notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the notes by them may be deemed to be underwriting discounts or commissions.

     We estimate that our out of pocket expenses for this offering will be approximately $150,000.

     On the issue date, we made payments of an aggregate of approximately $241.3 million in respect of two loans that had been extended to us by UGC in December 2000. UGC paid an amount equal to the amount of these payments to the underwriters or affiliates of the underwriters in satisfaction of an existing obligation. That obligation arose in connection with distribution rights granted to the underwriters or their affiliates at the time of an earlier sale by UGC to those underwriters or their affiliates, on April 29, 1999, of UGC's 10 7/8% senior discount notes due 2009. Because of these transactions, NASD Conduct Rule 2710 may be deemed to be applicable to the offering if more than ten percent of the net proceeds of the offering are considered to have been paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     In connection with the offering the underwriters, may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

     - Syndicate covering transactions involved purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

     In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking, investment banking and other transactions with us and our affiliates, including UGC and its subsidiaries and affiliates, and have performed other financial services for us and our affiliates, including UGC and its subsidiaries and affiliates.

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                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the issuance of the notes offered hereby will be passed upon for us by Baker Botts L.L.P., New York, New York and passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Skadden, Arps, Slate, Meagher & Flom LLP has provided, and is currently providing, legal services to us in connection with matters unrelated to the notes offered hereby.

                         WHERE TO FIND MORE INFORMATION

     This section replaces the section entitled "Where to Find More Information" in the accompanying prospectus.

     We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file reports and other information with the SEC. The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus supplement, and is deemed to be part of this document except for any information superceded by this document or any other document incorporated by reference in this document. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     - Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 28, 2001, as amended by the Annual Report on Form 10-K/A for the year ended December 31, 2000, filed on June 12, 2001.

     - Quarterly Report on Form 10-Q for the three-month period ending March 31, 2001, filed on May 14, 2001, as amended by the Quarterly Report on Form 10-Q/A for the three month period ending March 31, 2001, filed on June 20, 2001.

     - Quarterly Report on Form 10-Q for the six-month period ending June 30, 2001, filed on August 14, 2001.

     - Quarterly Report on Form 10-Q for the nine-month period ending September 30, 2001, filed on November 13, 2001.

     - Current Report on Form 8-K, filed on March 7, 2001.

     - Current Report on Form 8-K, filed on June 26, 2001.

     - Current Report on Form 8-K, filed on August 14, 2001.

     - Current Report on Form 8-K, filed on October 12, 2001.

     - Current Report on Form 8-K, filed on November 13, 2001.

     - Current Report on Form 8-K, filed on December 3, 2001.

     On May 7, 2001, certain subsidiaries and assets of AT&T Corp. which had previously been attributed to AT&T's Liberty Media Group but which had not been previously held by Liberty Media Corporation were contributed to Liberty Media Corporation in anticipation of its split off from AT&T. Those subsidiaries and assets, which constitute only a portion of our overall assets, are being accounted for in a manner similar to a pooling of interests and, therefore, the financial statements of Liberty Media Corporation for periods prior to the contributions have been restated to include the financial position and results of operations of the contributed assets from the dates of their acquisition by AT&T. Accordingly, the following information is incorporated by reference from the Registration Statement on Form S-1 of Liberty Media Corporation, Registration No. 333-55998, declared effective on June 14, 2001, with respect to the split off: (1) the information under the captions titled "Capitalization," "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of

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

Operations" and (2) the following financial statements and notes thereto of Liberty Media Corporation and subsidiaries, which have been restated to give effect to the aforementioned contribution: (x) the balance sheets of Liberty Media Corporation as of March 31, 2001 and December 31, 2000, and the related consolidated statements of operations and comprehensive earnings, stockholder's equity, and cash flows for the three months ended March 31, 2001 and 2000; and
(y) the balance sheets of Liberty Media Corporation as of December 31, 2000 and 1999 and the related consolidated statements of operations and comprehensive earnings, stockholder's equity, and cash flows for the year ended December 31, 2000, and the period from March 1, 1999 to December 31, 1999 (Successor periods) and from January 1, 1999 to February 28, 1999 and for the year ended December 31, 1998 (Predecessor periods).

     You may request a copy of these filings at no cost, by writing or telephoning the office of

        Corporate Secretary
        Liberty Media Corporation
        12300 Liberty Boulevard
        Englewood, Colorado 80112
        Telephone: 720-875-5400

     Our annual, quarterly and special reports, and other information are on file with the SEC. You may read and copy these documents at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 or over the Internet at the SEC's WEB site at http://www.sec.gov. Information contained on any website referenced in this prospectus supplement or the accompanying prospectus is not incorporated by reference in this prospectus supplement or the accompanying prospectus as applicable.

     This prospectus supplement and the accompanying prospectus incorporate by reference information concerning The News Corporation Limited, AOL Time Warner Inc., Gemstar-TV Guide International, Inc., USA Networks, Inc., Sprint Corporation, Telewest Communications plc, Motorola Inc., IDT Corporation and UnitedGlobalCom, Inc., among other public companies. All of these companies file reports and other information with the SEC in accordance with the requirements of the Securities Act and the Securities Exchange Act. Information incorporated by reference in this prospectus supplement and the accompanying prospectus concerning those companies has been derived from the reports and other information filed by them with the SEC. Liberty had no part in the preparation of those reports and other information, nor are they incorporated by reference in this prospectus supplement or the accompanying prospectus as applicable. You may read and copy any reports and other information filed by those companies with the SEC as set forth above.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus supplement and the accompanying prospectus.

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